Exhibit 99.1

ASM International N.V. Announces Common Share Repurchase

BILTHOVEN, The Netherlands – August 14, 2007 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) said today that it has repurchased 250,000 shares of its common stock for approximately EUR 4.7 million. The average price paid was EUR 18.67 per share. The shares were repurchased to cover a portion of the Company’s outstanding stock options and are part of the Company’s flexible program to use the cash dividends received from its subsidiary, ASM Pacific Technology Ltd. (ASMPT) to increase shareholder value.

This share repurchase and the cash dividend of EUR 0.10 per share, payable on September 6, 2007, to shareholders of record August 3, 2007, will be covered by part of the interim dividend that the Company expects to receive from ASMPT at the end of August. The remaining funds will be used for one or more of the following: to buy back ASMI outstanding convertible notes, to repurchase additional common shares, and/or to buy a limited number of ASMPT shares.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contact:
Naud van der Ven	Mary Jo Dieckhaus
+31 30 229 8540	+1 212 986 2900